UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 000-55135

POET TECHNOLOGIES INC.
(Translation of registrant's name into English)

120 Eglinton Avenue East, Ste 1107
Toronto, Ontario, M4P 1E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Exhibit	Description
99.1	NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
99.2	Attending the Meeting Online
99.3	NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR
99.4	NOTICE OF AVAILABILITY OF PROXY MATERIALS
99.5	FORM OF PROXY
99.6	FINANCIAL STATEMENTS REQUEST FORM
99.7	CERTIFICATE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POET TECHNOLOGIES INC.
(Registrant)

Date: May 16, 2025	/s/ THOMAS MIKA
Thomas Mika
Executive Vice President and Chief Financial Officer